EXHIBIT 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Kinross Gold Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•                      our Independent Auditors’ Report of Registered Public Accounting Firm dated February 10, 2015 addressed to the shareholders of Kinross Gold Corporation (the “Company”), on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2014 and December 31, 2013, the consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information,

•                      our Independent Auditors’ Report of Registered Public Accounting Firm dated February 10, 2015 addressed to the Board of Directors of the Company, on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2014 and December 31, 2013, the consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and

•                      our Report of Independent Registered Public Accounting Firm dated February 10, 2015 on the Company’s internal control over financial reporting as of December 31, 2014,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2014.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-180824, 333-180823 and No. 333-180822) on Form S-8 of Kinross Gold Corporation.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 31, 2015

Toronto, Canada